CONFORMED COPY

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February 2002

UPM-KYMMENE CORPORATION
(Translation of registrant's name into English)

Eteläesplanadi 2
FIN-00130 Helsinki, Finland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ....X.... Form 40-F ....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .... No ....X....

UPM-Kymmene Corporation PRESS RELEASE 7 February, 2002, at 13.30

FRANKLIN RESOURCES INC. FUNDS' HOLDING OF UPM-KYMMENE SHARE CAPITAL 4.97 PER CENT ON 31 JANUARY, 2002

According to the Finnish Securities Market Act, Chapter 2, Section 9, UPM-Kymmene reports the following.

On 31 January, 2002, the holdings by the mutual funds of Franklin Resources Group of the paid up share capital of UPM-Kymmene was as follows:

Templeton Global Advisers Ltd	10 374 546 shares
Templeton Investment Counsel LLC	1 709 542
Franklin Templeton Investments Corp.	840 071
Total	12 924 159 shares

This holding amounts to 4.97 per cent of UPM-Kymmene's paid up share capital and the total votes. In addition, the Franklin Resources Group has an authorization to use voting rights with a share of 0.85 per cent as follows:

Franklin Private Client Group	1 200
Templeton Global Advisers Ltd	24 300
Templeton Investment Counsel LLC	1 507 411
Franklin Templeton Investment Mgmt. Ltd	11 000
Franklin Templeton Investment Corp.	2 202 299
Total	2 202 299

The total amount of voting rights managed by the Franklin Resources Group represented 5.82 per cent of the voting rights in UPM-Kymmene on 31 January, 2002.

UPM-Kymmene Corporation

Markku Franssila
Vice President, Corporate Communications

DISTRIBUTION
The Helsinki Stock Exchange
The New York Stock Exchange
The main media

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 7, 2002

UPM-KYMMENE CORPORATION

By: /s/ Markku Franssila
Markku Franssila
Vice President, Corporate Communications

By: /s/ Olavi Kauppila
Olavi Kauppila
Vice President, Investor Relations

helsinki 17558 v1